Exhibit 99.3

Q2 2015 Financial Results Conference Call

Q2 2015 Conference and webcast details Live Dial-in Information Primary Dial-in: 800-901-5241 International Dial-in: 617-786-2963 Participant Passcode: 55067799 Live webcast and replay: http://edge.media-server.com/m/p/izi2aqma Speakers David Reis CEO Erez Simha COO & CFO Shane Glenn VP, Investor Relations

Stratasys Forward looking statement Certain statements in this press are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continues," "believes," "should," "intended," "projected," “guidance,” “preliminary,” “future,” “planned,” “committed,” and other similar words. These forward-looking statements include, but are not limited to, statements relating to the company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company's ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, and Harvest Technologies after their acquisitions and to successfully put in place and execute an effective post-merger integration plans; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company's strategy; government regulations and approvals; changes in customers' budgeting priorities; litigation and regulatory proceedings; the company's ability to satisfy the financial covenants under its revolving credit facility; and those factors referred to under "Risk Factors", "Information on the Company", "Operating and Financial Review and Prospects", and generally in the company's annual report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the "SEC"), and in other reports that the company has filed with or furnished to the SEC on the date hereof. Readers are urged to carefully review and consider the various disclosures made in the company's SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any guidance and other forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. 3

Summary & Outlook Second quarter represented a continuation of challenging market environment we observed in first quarter Transitioning through temporary period of slower growth as customers digest investments in 3D printing and expand capacity utilization Observing positive trends in key verticals and applications such as dental and manufacturing Encouraged by areas of sequential improvement, as customer and channel enthusiasm remains elevated Industry & company experienced extraordinary growth after Stratasys and Objet merger, augmented by heightened media attention Making short-term adjustments to align expenses to market conditions – while remaining committed to long-term investment plan 4

Financial Results Stratasys Ltd. Non-GAAP Q2-14 Q2-15 Change YOY Unit Sales 14,909 6,731 -54.9% Total Revenue $178.5 $182.3 +2.2% Revenue/ Employee 0.084 0.062 -26.6% Gross Profit % margin 106.7 59.8% 99.7 54.7% -6.5% Operating Expenses % of sales 78.0 43.7% 96.1 52.7% +23.2% Operating Profit % margin 28.8 16.1% 3.7 2.0% -87.2% Pre-tax Profit (Loss) % margin 29.1 16.3% 3.0 1.6% -89.8% Tax Rate 3.8% -161.6% EBITDA 34.6 12.1 -65.0% Net Income % margin 28.0 15.7% 8.0 4.4% -71.6% EPS (Diluted) $0.55 $0.15 -72.7% Diluted Shares 51.2 52.7 +2.9% ($ in millions unless noted otherwise) Revenue Growth 2% YOY Organic Revenue Growth 10% YOY Non-GAAP Gross Profit Growth 7% YOY Non-GAAP Net Income 72% YOY Core Revenue Growth 1% YOY Quarter Highlights 5

Financial Results Revenue Stratasys Ltd. Non-GAAP Total Revenue - Quarter Total Revenue – Quarterly Trend Product Service Product Service System Revenue 21% YOY Consumable Revenue 6% YOY Customer Support Revenue 17% YOY ($ in millions unless noted otherwise) $160.2 $168.6 $126.7 $134.5 $43.4 $48.5 $46.1 $47.8 Q3 '14 Q4 '14 Q1 '15 Q2 '15 $154.1 $134.5 $24.4 $47.8 Q2-2014 Q2-2015 Quarter Highlights 6

Financial Results Decrease in unit sales relative to prior periods driven by lower than expected MakerBot unit volumes Observing sequential improvement in high-end Fortus and Connex lines Strong sales of Solidscape line The Company sold 6,731 3D printing and additive manufacturing systems during the second quarter; and on a pro-forma combined basis, has sold 135,928 systems worldwide as of June 30, 2015 Stratasys Ltd. System Unit Sales Total Units Sold - Quarter Total Units Sold – Quarterly Trend 10,965 11,214 7,536 6,731 Q3 '14 Q4 '14 Q1 '15 Q2 '15 14,909 6,731 Q2-2014 Q2-2015 Quarter Highlights 7

Financial Results Decline in gross margin driven primarily by the inclusion of Solid Concepts and Harvest Technologies acquisitions Product gross margin improved sequentially, driven by a mix that favored higher-end system sales Gross Profit Stratasys Ltd. Non-GAAP Q2-14 Q2-15 % Change YOY Product Revenue % of sales $154.1 86.3% $134.5 73.8% -12.7% Service Revenue % of sales 24.4 13.7% 47.8 26.2% +96.2% Product Gross Profit % margin 95.4 61.9% 82.8 61.6% -13.2% Service Gross Profit % margin 11.3 46.3% 16.9 35.4% +50.1% Total Gross Profit % margin 106.7 59.8% 99.7 54.7% -6.5% Gross Margin – Quarterly Trend ($ in millions unless noted otherwise) Product Gross Margin Service Gross Margin Total Gross Margin 63.4% 59.4% 58.6% 61.6% 39.9% 44.3% 41.7% 35.4% 58.4% 56.0% 54.1% 54.7% Q3 '14 Q4 '14 Q1 '15 Q2 '15 Quarter Highlights 8

Financial Results R&D expansion driven by increased headcount, and an acceleration of system and material development SG&A expansion driven by the impact of acquisitions Operating Profit Stratasys Ltd. Non-GAAP Operating Profit Analysis – Quarterly Trend Q2-14 Q2-15 % Change YOY R&D Expense % of sales 17.6 9.9% 22.5 12.3% +27.5% SG&A Expense % of sales 60.3 33.8% 73.6 40.3% +22.0% Total Operating Exp. % of sales 78.0 43.7% 96.1 52.7% +23.2% Total Operating Profit (Loss) % margin 28.8 16.1% 3.7 2.0% -87.2% R&D Expenses (% of sales) SGA Expenses (% of sales) Operating Margin ($ in millions unless noted otherwise) 9.4% 9.8% 14.1% 12.3% 33.3% 34.7% 40.4% 40.3% 15.6% 11.5% - 0.4% 2.0% Q3 '14 Q4 '14 Q1 '15 Q2 '15 Quarter Highlights 9

Stratasys

Financial Results

Revenue Geographic Mix
Stratasys Ltd.
Non-GAAP

Quarter Highlights

- Results reflect an emerging recovery in North America
- Expect to see continued improvement in North America and EMEA in third quarter 2015
- APAC expected to remain weak in third quarter 2015 given macroeconomic headwinds within the region

Geographic Sales Q2-2014


2%
21%
53%
24%
North America
EMEA
APAC
Other

Geographic Sales Q2-2015


2%
19%
56%
23%
North America
EMEA
APAC
Other

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(Excludes impact of SolidConcepts and Harvest Technologies)

Financial Results $503 million in cash and cash equivalents & bank deposits, which includes a total of $175 million in cash from a drawdown on the Company’s revolving credit facility Utilized $15.6 million in cash for operating activities in Q2 2015 Balance Sheet Summary Stratasys Ltd. Selected balance sheet items ($ in millions) Q1-15 Q2-15 Cash, Cash Equivalents & Bank Deposits $424.9 $502.6 Accounts Receivable 142.4 137.0 Inventories 131.0 137.4 Net Working Capital 522.3 486.2 ($ in millions unless noted otherwise) 11

Quarter Highlights Results lower than expected across most geographies and industries compared to growth levels experienced historically Observing signs of recovery in North America and Europe, with Asia-Pacific and MakerBot expected to remain a headwind in the third quarter Making short-term adjustments to expenses but remain committed to long-term investments Well positioned to respond to improvement in market conditions Strong balance sheet and well positioned for future growth – building the infrastructure to capture future opportunities 12

Financial Guidance Stratasys Ltd. Revenue & Earnings Guidance Non-GAAP $175-190M $0.03-$0.13 Revenue (M) Non-GAAP Diluted EPS Q3-2015 Financial Guidance Reconciliation of GAAP to Non-GAAP Guidance ($ in millions, except per share data) Revenue $175 to $190 Non-GAAP Net Income $1.5 to $7 (1) Stock-Based Compensation Exp. $9.5 to $10 (2) Intangible Assets Amortization Exp. $18 (3) Merger Related Expenses $7 to $8 (4) Tax expense related to non-GAAP adjustments ($6) to ($6.5) GAAP Net Loss ($27) to ($22.5) GAAP Loss Per Share ($0.52) to ($0.43) Non-GAAP Diluted Earnings Per Share $0.03 to $0.13 13

Financial Guidance Stratasys Ltd. Long-Term Target Operating Model Non-GAAP +25% Revenue growth 18%–23% Operating margin 10%–15% Effective tax rate 16%–21% Net income margin of sales of sales 14

Strategic Investment Plan: Long-Term Opportunity Unchanged Industry Focus 01 Services 02 Product Development 04 Sales and Marketing Infrastructure 03 15

Market Enthusiasm Remains High Connecting with Channel and Customers Stratasys Direct Manufacturing Connect + Discover Summit 2015 Stratasys EMEA Partner Meeting Hosted 239 of our Stratasys Direct Manufacturing customers at inaugural SDM Connect + Discover Summit Successful seminars, workshops, and one-on-one meetings with key accounts High levels of enthusiasm regarding our SDM organization and the future of our industry Stratasys Direct Manufacturing (SDM) - Nashville Customer Event Stratasys EMEA - Channel Summit Inaugural channel partner meeting at new Stratasys EMEA headquarters CEO’s and sales executives from 41 top Stratasys European resellers Conducted well-received workshops around best practices for vertical markets, marketing, and growing the materials and service business 16

Enhancing Channel and Go-to-Market Strengthening regional coverage Enhancing manufacturing and design reach Significant MakerBot retail expansion and regional reorganization Channel Additions Strengthening our presence in Germany, Switzerland, and Austria through the acquisition of a key German channel partner, RTC Rapid Technologies Stratasys North American channel enhanced with the addition of manufacturing-focused W.D. Distributing and WYNIT, a value-added distributor with expertise in the technical graphics market Announced expansion of Sam’s Club retail channel to +600 locations, and reorganized MakerBot European channel to leverage Stratasys regional infrastructure Fisher Unitech, a top Stratasys reseller, now carrying MakerBot products Channel Enhancements 17

Stratasys

Solidscape & Kangshua Group

Expanding Manufacturing Applications: Jewelry

- ✓ Important deal for Solidscape 3D printer line
- ✓ Solidscape 3D printers produce wax patterns ideal for lost wax investment casting and mold making applications
- ✓ Used in the manufacturing of small parts and assemblies in variety of industries

Significant Manufacturing Opportunity in China

- ✓ Chinese government is committed to promoting 3D printing for manufacturing, with multi-decade plans for growing and employing a highly skilled workforce
- ✓ *"3D printing technology is very important - we need to have this new industrialization as soon as possible."* - President Xi Jinping of China

Collaboration between Stratasys and Kangshua Group

- ✓ Kangshua Group creating the largest network of service bureaus and innovation centers in China, targeting manufacturing applications
- ✓ Exclusive agreement to provide up to 1,000 Solidscape high-precision 3D printers for applications relating to China's jewelry market over next two years
- ✓ Creation of local Chinese manufacturing facility by Kangshua for assembly of Solidscape 3D printers for the domestic Chinese market
- ✓ Agreement to supply China's 3D printing education initiative with significant quantities of Solidscape 3D printers

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Stratasys

Vertical Adoption: Dental

Stratasys Dental Applications

- ✓ Encouraging trends emerging in adoption of 3D printing technology in key verticals



Custom Orthodontic Aligners – Significant Dental Opportunity

- ✓ A leading manufacturer of clear orthodontic aligners recently expanded its install base of Stratasys Objet Eden500V 3D Printers by 30%
- ✓ Customer produces 100% of custom-made orthodontic aligners on Stratasys PolyJet 3D printers and VeroDent material
- ✓ Benefits include optimized workflows, faster production, and shortened lead times

Validation of Vertical Focused Strategy

- ✓ Validates focus on Vertical Business Units and development vertical applications
- ✓ Ongoing enhancements being made to Vertical Business Units to improve ability to capture opportunities

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Summary & Outlook Fundamental growth drivers of 3D printing and additive manufacturing industry remain unchanged Encouraged by areas of sequential improvement in our business, and remain optimistic about our longer-term growth prospects Transitioning through period of slower growth as customers digest inventory and expand utilization Committed to long-term investment plan and strategy that further positions company for growth, while making short-term expense adjustments Confident in our long-term strategy to address future manufacturing and vertical-specific opportunities 20

We are Stratasys We are innovation We are fearless leaders We are customer driven Our quality matters Our people make the difference

Stratasys

Reconciliation of GAAP to Non-GAAP Results of Operations

Stratasys Ltd.

($ in thousands except per share data)	Q2-14			Q2-15		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Net sales						
Products	$154,090	$ -	$154,090	$134,490	$ -	$134,490
Services	24,375	-	24,375	47,832	-	47,832
Cost of sales						
Products	73,394	(14,739)	58,655	67,666	(15,975)	51,691
Services	13,437	(340)	13,097	31,748	(841)	30,907
Gross profit	91,634	15,079	106,713	82,908	16,816	99,724
Operating expenses						
Research and development, net	18,957	(1,318)	17,639	25,506	(3,016)	22,490
Selling, general and administrative	77,929	(17,617)	60,312	97,581	(24,020)	73,561
Change in fair value of earn-out obligations in connection with acquisitions	628	(628)	-	(6,680)	6,680	-
Operating income (loss)	(5,880)	34,642	28,762	(33,499)	37,172	3,673
Financial income (expenses), net	337	-	337	(711)	-	(711)
Income (loss) before income taxes	(5,543)	34,642	29,099	(34,210)	37,172	2,962
Income taxes (benefit)	(5,370)	6,475	1,105	(11,066)	6,279	(4,787)
Net income (loss)	(173)	28,167	27,994	(23,144)	30,893	7,749
Net (loss) attributable to non-controlling interest	-	-	-	(213)	-	(213)
Net income (loss) attributable to Stratasys Ltd.	$(173)	$28,167	$27,994	$(22,931)	$30,893	$7,962
Net income (loss) per ordinary share attributable to Stratasys Ltd. (Diluted)	$(0.00)		$0.55	$(0.55)		$0.15
Diluted Shares	49,373		51,196	51,870		52,705

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Reconciliation of Non-GAAP Adjustments Stratasys Ltd. ($ in thousands) Q2-14 Q2-15 Net sales, products Deferred revenue step-up $- $- Cost of sales, products Acquired intangible assets amortization (14,029) (12,301) Non-cash stock-based compensation expense (710) (1,237) Reorganization and other related costs - (2,437) Cost of sales, services Non-cash stock-based compensation expense (324) (560) Reorganization and other related costs - (75) Merger and acquisition related expense (16) (206) Research and development, net Non-cash stock-based compensation expense (885) (1,506) Reorganization and other related costs - (617) Merger and acquisition related expense (433) (893) Selling, general and administrative Acquired intangible assets amortization (5,507) (5,684) Non-cash stock-based compensation expense (5,159) (6,261) Merger and acquisition related expense (6,951) (5,937) Reorganization and other related costs - (6,138) Change in fair value of earn-out obligations in connection with acquisitions Change in fair value of earn-out obligations in connection with acquisitions (628) 6,680 Income taxes (benefit) Tax expense related to non-GAAP adjustments 6,475 6,279 Net income (loss) attributable to Stratasys Ltd. $28,167 $30,893 23